 Filed Pursuant to Rule 253(g)(2)

File No. 024-11018

YOUNOW, INC.

SUPPLEMENT NO. 2 DATED AUGUST 13, 2020

TO THE OFFERING CIRCULAR DATED JULY 30, 2020

This document supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”) of YouNow, Inc. (the “Company”) dated July 30, 2020, as it may be amended or supplemented from time to time, including by Supplement No. 1 to the Offering Circular, filed with the Securities and Exchange Commission on August 3, 2020.

Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. This Supplement No. 2 to the Offering Circular is not complete without, and may not be delivered or used except in connection with, the Offering Circular and Supplement No. 1 to the Offering Circular referred to above.

The purpose of this supplement is to disclose the addition of the Listia app to the Props Network, and to provide information about how the Listia app will operate on the Props Network.

The following text should be considered part of the Offering Circular:

All references in the Offering Circular to the Third Party Developer should be understood to mean the Third Party Developer and Listia Inc, unless the context otherwise requires. All references in the Offering Circular to the Third Party Developer App should be understood to mean the Third Party Developer Apps and the Listia app, unless the context otherwise requires. Except in Annex B, all references in the Offering Circular to “Annex B: PeerStream Plan of Props Token Usage” should be understood to mean “Annex B: Paltalk, Inc. Plan of Props Token Usage for the Camfrog App,” “Annex C: Paltalk, Inc. Plan of Props Token Usage for the Paltalk App” and “Annex D: Listia Plan of Props Token Usage for Listia App.”

The following paragraph replaces the second paragraph under “Offering Summary – Overview” on page 1 of the Offering Circular:

There are currently four Props Apps, all of which are designed to give Props Tokens holders these premium in-app experiences. The first such app was created by the Company and is now owned and operated by a third party. See “Description of Business—Sale of the Props Live Video App.” It is a livestreaming application, which we refer to as the “Props Live Video App.” See “Annex A: Props Live Video App Plan of Props Token Usage” for additional information. In addition, a third party app developer, Paltalk, Inc. (the “Third Party Developer”), has incorporated functionalities for Props Tokens into two apps, which we refer to as the “Third Party Developer Apps.” See “Annex B: Paltalk, Inc. Plan of Props Token Usage for the Camfrog App” and “Annex C: Paltalk, Inc. Plan of Props Token Usage for the Paltalk App” for additional information. Finally, Listia Inc has incorporated functionalities for Props Tokens into the Listia app. See “Annex D: Listia Plan of Props Token Usage for Listia App.” We expect these Props Apps, as well as additional Props Apps we anticipate will be developed by third parties in the future, will provide the types of functionalities described below, subject to each app’s terms and conditions:

The following text should be considered part of the Offering Circular as a new paragraph at the bottom of page 97:

In connection with integrating Props Tokens into the Listia app, Props PBC is awarding a grant of 1,500,000 Props Tokens to Listia Inc. See “Annex D: Listia Plan of Props Token Usage for Listia App.”

The following text should be considered part of the Offering Circular as a new Annex D:

ANNEX D: LISTIA PLAN OF PROPS TOKEN USAGE FOR LISTIA APP

As described above, we have designed the Props Network so that it may incorporate Props Apps into a functioning network and token economy if or when third-party app developers are ready to begin operating Props Apps. See “Description of the Props Network—the Props Apps” for an additional description of Props Apps, generally. Upon filing of the supplement in which this Annex D is included, there will be four Props Apps in total, including one Props Apps created by Listia Inc (“Listia”) operating on the Props Network. We have described this app, the Listia app, below.

A subsequent Listia application, Replin, is also planned to be released in the future. Prior to the addition of Replin to the Props Network, we will file a supplement to this offering circular containing information about the Replin app.

Listia will be deemed to be a statutory underwriter under Section 2(a)(11) of the Securities Act. Listia has prepared information to be included in this “Annex D: Listia Plan of Props Token Usage,” but has not prepared any other portions of this offering statement.

Overview

The Listia app is available on the Web, iOS and Android. The product can be used from www.listia.com and downloaded from the Google Play Store or the Apple App Store.

●	The Listia app is a peer-to-peer marketplace website and application, or “app,” that enables individuals to buy, sell and trade new and used goods with each other using the Listia app’s in-app virtual currency, called Listia Points. The website and application provide a marketplace and community where sellers can list items for sale and buyers can purchase these items directly from the sellers. Listings are categorized by product type and users can send messages and communicate with each other directly on the app. Users have the ability to buy Listia Points with U.S. dollars and earn Listia Points by selling goods. Listia Points are used to buy items listed within the marketplace.

●	Listia Points are an in-app (non-crypto) virtual currency that may not and technologically cannot be transferred outside of the Listia app. The currency enables users to buy and sell items within the marketplace.

●	The addition of Props Tokens to the Listia app is designed to be a mechanism used to retain users and reward various actions within the platform as described below.

Props Rewards

Listia plans to reward users of the Listia app with Props Tokens. Listia anticipates that, with Props, rewards will be paid out to all buyers and sellers in the Listia app, a group that Listia believes will comprise of 15-30% of all Listia app users (varying by month).

The total amount of Props Tokens to be given as rewards to Listia app users on an annual average basis will be equal to approximately 70% of the Props Tokens allocated to Listia by the Protocol Rewards Engine. See “Description of the Props Network — The Protocol Rewards Engine” for additional detail regarding the amount of Props Tokens made available for rewards by all apps each day.

Users may earn Props Tokens for each of the below described activities:

●	Selling an Item Successfully with Positive Feedback. When users list an item in the marketplace, it becomes available for anyone to buy. After an item is purchased, it usually takes a few days to package and ship the item to the buyer, and for the item to be delivered. After the buyer receives the item, they can confirm receipt and leave a positive, negative or neutral feedback for the seller. In cases where the item is received successfully and as described, this will typically result in a positive feedback. Listia will reward users who generate positive feedback when they sell items with Props Tokens.

●	Buying an Item and Giving the Seller a Feedback Rating. When Listia app users buy items in the marketplace, they will pay up front using their in-app virtual currency balance. After that, they must wait for the item to be packaged, shipped and delivered. After the item is received, buyers are encouraged to rate the transaction by providing feedback for the seller. This is a fundamental use of the Listia app and the feedback reputation system is important to help other buyers know which sellers are trustworthy and provide valued service. Listia intends to reward buyers who leave feedback for their sellers with Props Tokens. The feedback can be either positive, negative or neutral.

●	Earning Badges. Badges are an important aspect of the Listia app and are used to show off a user’s achievements on the app to other members. Earning more badges increases a user’s reputation on the Listia app with visual representations of badge icons when viewing that user’s account. Badges represent things like whether a user is verified, how fast a seller ships, how many items a seller has sold, how many items a buyer has purchased, how long they have been on the Listia app, etc. Listia intends to reward Listia app users with Props Tokens for earning badges.

●	Completing Daily Goals. When Listia app users log in each day, they may be presented with one or more daily goals. These goals require completing tasks such as listing items in a certain category, buying items in the marketplace or other activities meant to increase activity in the marketplace. Listia intends to reward app users for completing these daily goals. In addition, some goals may run over longer periods of time.

●	One-Time Events. An app user may also win one-time competitions or other in-app events and competitions that will make the user eligible to receive a reward in Props Tokens.

The number of Props Tokens earned for each rewarded action will be paid out based on a rolling average of Props Tokens earned from the Protocol Rewards Engine and adjusted based on user activity. Based on historical user activity, Listia currently expects that Props Tokens will initially be awarded as follows:

Protocol Rewards Engine Earned Props

Listia Holdings	30%

Listia App User Rewards	70%

●	Activity Rewards (Goals and Badges)	10.5%

●	Seller Rewards

○	Receive Positive Feedback	42%

●	Buyer Rewards

○	Give Feedback Rating to Seller	17.5%

The actual number of Props Tokens earned for qualifying actions described above is expected to be subject to change and adjustment based on Protocol Rewards Engine earnings, daily active user counts and Listia app user activity with respect to such qualifying actions. Depending on the amount of user activity involving certain qualifying actions, the amount of Props Tokens that may be earned for such qualifying action may vary substantially from Listia’s initial expectations.

Immediately upon completing the above-described activities, users will receive an in-app notification indicating that Pending Props have been received as well as added to their Props dashboard and account history. As described under “Description of the Props Tokens Being Offered — Pending Props in Props Apps,” these Pending Props are not transferable and represent provisional accounting mechanisms used by the Props Network participants to signify who is provisionally entitled to receive Props Tokens because they have completed certain in-app activities or received one-time discretionary grant rewards. In order for a user with Pending Props to receive Props Tokens, fraud checks or, as applicable, KYC, AML, and other checks will also need to be completed, and thereafter Listia will issue Props Tokens as described under “Plan of Distribution — App Rewards.” See “— Terms of Receiving Rewards” for additional information.

Listia intends to optimize the amount of Props Tokens awarded for qualifying actions so that, on an annual average basis, approximately 70% of rewards that Listia generates from the Protocol Rewards Engine are distributed to users and content creators. Listia reserves the right to change distribution allocations in the future, at its sole discretion.

Any rewards of Props Tokens are subject to a user having completed certain requirements to claim them. See “— Terms of Receiving Rewards” for additional details. These rewards are initially made in Pending Props, which have limited functionality. See “Description of the Props Tokens Being Offered — Pending Props in Props Apps” for additional details regarding Pending Props.

One-Time Discretionary Grants

Upon filing of the supplement in which this Annex D is included, users of the Listia app may be eligible to claim Pending Props as a one-time award for their continued loyalty. Listia intends to recognize the important role that app users with existing activity will have in the Listia app with Props Tokens by, in its sole discretion, making one-time grants to certain of these users in order to “grandfather” pre-existing reputation, activity, balances and social status in the Listia app. Props PBC will make a grant to Listia pursuant to the offering statement in which this offering circular is included of 4,000,000 Props Tokens in order to facilitate these one-time discretionary grants to Listia app users.

Listia intends to distribute up to 4,000,000 Props Tokens pursuant to these one-time grants to Listia app users under this offering circular. These one-time grants will be distributed only to those persons who have been selected by Listia. Listia will select the persons eligible to receive these one-time grants at its sole discretion, though Listia expects that it will offer this opportunity to all app users who have generated meaningful activity on the Listia app in the past and that Listia believes will make meaningful contributions in the future. The amount of Props Tokens each of these users will receive will also be determined in Listia’s sole discretion, which Listia intends to exercise in such a way to reward app users for their continued loyalty and increase their social network status appropriately.

The Role of Props Tokens in the Listia App

Props Tokens in the Listia app can act as a rewards and loyalty program providing various marketplace benefits to Props Token holders without requiring a Props Token holder to “spend” them to enjoy benefits in the Listia app. Listia may provide app users with these premium bonuses based on their “wallet” balance (including Props tokens and, in some cases, recorded Pending Props) in two main categories: milestone and relative. Milestone bonuses are based on an absolute wallet value, while relative bonuses are based on the user’s wallet balance relative to other Listia app users.

The description below provides a summary of premium bonuses that Props Token holders and, in some cases, persons with recorded Pending Props may be entitled to receive in the Listia app. Listia reserves the right to change bonus amounts and percentages in the future, at its sole discretion.

Milestone bonuses are summarized as follows:

●	Discount on Transaction Fees. The level of Props Token holdings (and recorded Pending Props) may give an app user certain discounts on in-app services and transaction fees. The discount percentage may be made available to the user based on their wallet balance (including Props Tokens or recorded Pending Props). These benefits can be accessed if a user holds and maintains a wallet balance above the following:

○	100 Props	5%

○	1,000 Props	10%

○	10,000 Props	20%

○	100,000 Props	30%

○	300,000 Props	50%

Listia reserves the right to adjust these milestone levels, adjust the discount amounts, and add additional milestone levels at its sole discretion.

●	Bonus on Purchasing Listia Points. The level of Props Token holdings (and recorded Pending Props) may give an app user certain discounts on the purchase of in-app currencies and other in-app virtual goods, such that Props Token holders will be able to purchase Listia Points at a lower cost in U.S. Dollars. The bonus percentage may be made available to the app user based on their wallet balance (including Props Tokens or recorded Pending Props). These benefits can be accessed if an app user holds and maintains a wallet balance above the following:

○	100 Props	1%

○	1,000 Props	2%

○	10,000 Props	3%

○	100,000 Props	4%

○	300,000 Props	5%

Listia reserves the right to adjust these milestone levels, adjust the bonus amounts, and add additional milestone levels at its sole discretion.

●	Bonus on Earning Listia Points. the level of Props Token holdings (and recorded Pending Props) may give an app user certain bonuses on Listia Points earned through completing special offers and surveys. The bonus percentage may be made available to the app user based on their wallet balance (including Props Tokens or recorded Pending Props). These benefits can be accessed if an app user holds and maintains a wallet balance above the following:

○	100 Props	2.5%

○	1,000 Props	5%

○	10,000 Props	10%

○	100,000 Props	15%

○	300,000 Props	20%

Listia reserves the right to adjust these milestone levels, adjust the bonus amounts, and add additional milestone levels at its sole discretion.

●	Unlock Exclusive Badges and Status Icons. The level of Props Token holdings (and recorded Pending Props) may give an app user access to unique badges and status icons that users who do not hold Props Tokens or Pending Props will not be able to utilize. These special badges and icons displayed next to a user’s profile and username will only be available to Listia app users who hold a wallet balance (including Props Tokens or recorded Pending Props) of at least 10.000 Props. Listia reserves the right to adjust these milestone levels and add additional levels at its sole discretion.

Relative bonuses are summarized as follows:

●	Unlock Exclusive Badges and Status Icons. The level of Props Token holdings (and recorded Pending Props) may give an app user access to unique badges and status icons that users who do not hold Props Tokens or Pending Props will not be able to utilize. Props holder exclusive badges and statuses may be available to app users within the top 5th percentile of all users of the Listia app, with more badges and status icons afforded to Props Token holders in higher percentiles of Props Token holdings. Listia reserves the right to adjust these percentages in its sole discretion.

The Listia app user interface will show how many Props Tokens app users hold, as well as what status benefits their level of Props Tokens entitles them to receive. In addition, Listia intends to communicate with app users regarding the levels of Props Token holdings that entitle users to specific in-app benefits through in-app communications.

As described under “Description of the Props Tokens Being Offered,” Listia app users must have a “wallet” in order to receive Props Tokens. Once a wallet has been created, in order to use Props Tokens in the Listia app and enjoy the above-described functionalities, app users must connect their wallet to their Listia app account by taking the following steps: (1) users will be prompted by the Listia app to sign a message proving their ownership of a particular wallet and its associated Props Token balance, (2) users sign a message in the wallet app (to be used as proof), (3) users submit this signature to the Listia app, which usually involves a copy-paste of the message, and (4) once a connection is verified, users’ Props Token balance will be counted towards their Listia app profile. For example, User X’s status in the Listia app will be derived from the Props Token balance in User X’s wallet.

Terms of Use and Terminations

In order to participate and use the Listia app, app users must accept the terms of use of the Listia app, and app users must be at least 18 years. The Listia app’s terms of use also define when app users may not receive rewards and when rewards may not be delivered. In addition, Listia may terminate an app user’s participation in the rewards program for any reason without prior notice. Additionally, Listia may suspend or terminate an app user’s account, or otherwise terminate an app user’s participation in the Listia app’s rewards program if Listia determines or suspects, in its sole discretion, that the app user has violated the terms of use or any other agreement with the Listia app.

Upon termination of an app user’s account or that user’s participation in the rewards program, Listia will not have any obligation to afford the user any use or benefits of the user’s Props Tokens in the Listia app, and any Pending Props not yet awarded to the user may be cancelled. The app user may, however, still be entitled to use any Props Tokens already in his or her possession in any other Props Apps, subject to their terms and conditions of use.

Terms of Receiving Rewards

An app user may receive Props Tokens in connection with the Listia app rewards program as described in “Plan of Distribution.” Any rewards are made subject to additional administrative steps and checks that must be completed prior to a Listia app user claiming Props Tokens. Users will only be able to receive Props Tokens when they have completed all of these necessary steps and Listia has completed its required steps. Below is a description of the steps that must be taken in order to receive Props Tokens through the Listia app:

Steps to Be Taken by the User

Prior to any distribution of Props Tokens to Listia app users, a recipient is required to complete standard KYC and AML procedures, complete all tax forms requested by us or Listia, and complete any other documentation we may require. It is anticipated that the KYC and AML procedures, tax forms, and documentation required of app users earning Props Tokens in amounts below a certain threshold set in our discretion will be more basic, in order to minimize unnecessary administrative burdens on users. For example, Listia may not require tax forms for users receiving small numbers of Props Tokens. Once an app user has reached a maximum threshold of total Props Tokens earned, however, Listia may require that the user complete additional KYC and AML procedures, tax forms, and documentation in order to receive Props Tokens.

These steps must be completed within 120 days of the date that an app user received a Pending Props. Pending Props received in connection with performance of activities in the Listia app or as a receipt of a one-time discretionary grant may expire if an app user does not complete these steps within 120 days of receiving them. As a result, if an app user that is given Pending Props in connection with in-app activities or in connection with one-time discretionary grant offer simply fails to complete these steps within 120 days of receiving them, the Listia app user may never obtain the Props Tokens. Listia may cancel any such Pending Props. Listia does not anticipate exercising this discretion to revoke Pending Props associated with activities performed in the Listia app except in cases of app users apparently abandoning them. If Listia were to determine to exercise its discretion to revoke Pending Props, Listia intends to communicate with any app user with such Pending Props prior to revoking them, via in-app communications and via email.

In order to limit the role of Pending Props on the Props Network and to encourage users to complete KYC and AML checks, Listia may limit the number of Pending Props an app user may accrue to 100,000 if they have not yet completed the steps described under “—Steps to Be Taken by Listia.” Users may not accrue more than this maximum number of 100,000 Pending Props through the Listia app, and users will not receive Pending Props in connection with in-app activities if the user has already reached this maximum number. Listia reserves the right to adjust this number in its sole discretion. For purposes of calculating the maximum number of Pending Props that may be accrued, Listia intends to not count any Pending Props associated with a user’s account in connection with one-time discretionary grants made pursuant to this offering circular.

Listia may require that an app user has obtained a minimum number of Pending Props (for example, 50 Pending Props) before Listia allows that user to complete KYC and AML procedures. As a result, users must have this minimum number of Pending Props prior to receiving any Props Tokens as rewards in the Listia app. Users may also be required to affirmatively “claim” Props Tokens. In order to issue Props Tokens to an app user’s wallet, users must affirmatively “claim” them. Users can view the number of Pending Props they have received, the number of Pending Props that represent the number of Props Tokens that can be issued to their wallet (indicated as “Props Available to Claim”), and the number of Props Tokens that currently reside in their wallet (indicated as “Props in Wallet”). Underneath the number of Props Available to Claim, there is a button labeled “Claim Props.” In order to claim Props Tokens and have them issued to a wallet, a user must click on “Claim Props” and indicate the number of Props Tokens that the user wants to be issued into the user’s wallet. Once a user has indicated the number of Props Tokens to be issued, the issuance is effected on the Ethereum blockchain, and the user’s wallet will reflect a corresponding decrease in Props Available to Claim and increase in “Props in Wallet.”

As described under “Description of the Props Tokens Being Offered—Receiving Props Tokens,” receipt of Props Tokens requires a “wallet”-which is the form in which a public key can be presented and recorded on the Ethereum blockchain. Props Tokens may be received into wallet accounts in any amounts, including in fractional amounts of a whole Props Token.

Steps to Be Taken by Listia

Props Tokens may only be distributed to Listia app users after the completion of Listia’s processes to confirm that rewards are validly issued pursuant to the terms of use of the Listia app. It is anticipated that these checks may take up to ten days for user rewards in the Listia app.

After the completion of all of these steps, Listia will initiate a transaction on the Ethereum blockchain to cause the requisite number of Props Tokens to be associated with a “wallet” specified by the user. See “Description of the Props Tokens Being Offered—Token Transfers” for additional information regarding Props Token transfers. Prior to the issuance of Props Tokens to a user’s wallet, users must “claim” their Props Tokens by indicating the number of Props Tokens to be issued to the user’s wallet. See “Plan of Distribution—YouNow Offering—Other Props App User Rewards” for more information about this process. Upon initiation of this transaction, the corresponding number of Pending Props will be canceled from the user’s account. Users must complete the requirements described in “Description of the Props Tokens Being Offered—Receiving Props Tokens.” Distribution by Listia of the Props Tokens and final settlement will only be made once the transfer of Props Tokens from a wallet controlled by Listia to the user’s wallet is confirmed by Validators on the Ethereum blockchain.

Prior to settlement, Listia app users have no right to receive Props Tokens, and if Props or Listia were to dissolve or liquidate, or if Listia would cease to reward users of the Listia app with Props Tokens, then users will have no right to receive Props Tokens, and they may never receive these Props Tokens.